55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

TEL 82-61-345-4261, FAX 82-61-345-4299

December 13, 2016

Ms. Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Korea Electric Power Corporation
Form 20-F for the Fiscal Year Ended December 31, 2015
Response Dated October 18, 2016
File No. 01-13372

Dear Ms. Thompson:

We are writing in response to your letter, dated November 9, 2016, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F filed with the Commission on April 29, 2016 with respect to the fiscal year ended December 31, 2015 and the periodic report on Form 6-K dated September 9, 2016.

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Form 20-F for the Fiscal Year Ended December 31, 2015

3. Significant Accounting Policies

1.	We have read your response to comment 2. It appears that you may have some power to direct the relevant activities of your generation subsidiaries through your voting control of these subsidiaries, and it appears that the Korean government may have some power to direct the relevant activities of your generation subsidiaries through its control of the CEO position and the board of directors of each of your generation subsidiaries. To help us better understand how you concluded consolidation of your generation subsidiaries was appropriate under IFRS 10, please address the following comments and provide us with any additional information that you think may be useful to our analysis.

Response:

We believe the following additional background information would be useful in understanding our responses:

Securities and Exchange Commission	2	December 13, 2016

(a) Establishment of the six wholly-owned generation subsidiaries

In accordance with the restructuring plan for the Korean electric power industry (“Restructuring Plan”) announced by the Ministry of Trade, Industry and Energy (“MOTIE”) in 1999, Korea Electric Power Corporation (“KEPCO”) spun off its power generation divisions on April 2, 2001, resulting in the establishment of six generation subsidiaries (“Gencos”) which are wholly owned by KEPCO. The Gencos are mainly engaged in the business of generating electricity in the Republic of Korea (“Korea”), and such generated electricity is sold to KEPCO, which has a substantial monopoly with respect to transmission and distribution of electricity in Korea.

(b) Purpose of the Act on the Management of Public Institutions

The Act on the Management of Public Institutions (“AMPI”) was enacted in 2007 to promote autonomous and responsible management in the operations of approximately 300 public institutions in order to provide improved service to the general public. In furtherance of such purpose, the AMPI stipulated regulations regarding the scope and type of public institutions and the evaluation and monitoring of public institutions. The main purpose of the AMPI is to establish transparency in the appointment procedure of directors who are key management personnel and to eliminate operational inefficiency by establishing responsible management practice in public institutions.

(c) Proposal for Improvement in the Structure of the Electric Power Industry

In August 2010, to further the purpose of the AMPI, the Korean government (“Government”) announced the Proposal for Improvement in the Structure of the Electric Power Industry (“Proposal”) to foster competition in the electric power industry and promote operational efficiency. As a result of such Proposal, the Gencos were designated as market-oriented enterprises. KEPCO, Korea Gas Corporation, Incheon International Airport Corporation and five other public institutions were designated as market-oriented enterprises prior to such designation. The Proposal clarified that the Gencos have autonomy in traditional generation businesses such as the construction and operation of power plants and fuel purchases, while KEPCO manages the financial structure and governance of the Gencos, export of nuclear power plant related services, and overseas resources development projects.

Given such purpose, we do not believe that the AMPI and the Proposal undermine KEPCO’s power to control the Gencos for purposes of IFRS 10 analysis. Please refer to our previous response letter dated October 18, 2016 and our Form 20-F for the fiscal year ended December 31, 2015 for further details on the AMPI and the Proposal.

Securities and Exchange Commission	3	December 13, 2016

2.	Paragraph 10 of IFRS 10 indicates that an investor has power over an investee when the investor has existing rights that give it the current ability to direct the relevant activities, i.e. the activities that significantly affect the investee’s returns. Please provide us with a list of the activities of the generation subsidiaries that you believe most significantly affect your returns as a shareholder. For each of the most relevant activities that you identify, provide us with your analysis of whether and how you have rights to direct that particular activity of the generation subsidiary. If you do not have rights to direct that particular activity of the generation subsidiary, explain to us who has the rights to direct that activity and how you considered the lack of power to direct that particular activity in your analysis of consolidation. For example, since you indicate at the bottom of page 10 of your response that the AMPI clarified that the six generation subsidiaries will have autonomy in traditional generation businesses such as the construction and operations of power plants and fuel purchases, if you identify the construction and operations of power plants or fuel purchases as an activity that most significantly affects your returns as a shareholder, you should explain in detail how you considered your lack of control over this activity when performing your analysis of consolidation.

Response:

KEPCO believes that the following activities of the Gencos most significantly affect its returns as a shareholder.

•	Energy generation through the operation of power plants;

•	Maintenance and construction of power plants;

•	Maintaining a stable supply of fuel for power generation (e.g., bituminous coal, uranium concentrates, etc.);

•	Investment in overseas resources development projects and power generation projects, generally in the form of equity investments; and

•	Financing and dividend payments (collectively, “Relevant Activities”).

Except for matters relating to ordinary course operations, the Relevant Activities are directed by the board of directors of each Genco. According to Appendix B, B15(b) of IFRS 10, rights to appoint, reassign or remove members of an investee’s key management personnel who have the ability to direct the relevant activities, should be considered in determining whether it has control over a subsidiary. Therefore, in consideration of Appendix B, B15(b) of IFRS 10, KEPCO’s right to appoint, reassign or remove key management personnel of the Gencos should be considered in determining whether KEPCO has control over the Gencos.

Securities and Exchange Commission	4	December 13, 2016

The President & Chief Executive Officer (“CEO”) and standing directors of the Gencos, who are key management personnel among the board of directors, have traditionally either been former executives and employees of KEPCO, current employees of the Gencos, or former officers of the MOTIE and/or the Ministry of Strategy and Finance (“MOSF”), who have a breadth of experience and understanding of the electric power industry. Such characteristic has not changed after the designation of the Gencos as market-oriented public enterprises. Also, over 20% of all current non-standing directors of the Gencos, who are key management personnel among the board of directors and consist of independent outside experts, have experience working as executives and employees of KEPCO before their terms in office as non-standing directors of the Gencos.

Appendix B, B19 (a) of IFRS 10 states that “the investor has more than a positive interest in the investee and, in combination with other rights, may indicate power” if “the investee’s key management personnel who have the ability to direct the relevant activities are current or previous employees of the investor.” We understand that this provision is applicable even under the circumstances when the investor has a passive interest. Thus, we believe KEPCO’s power as the sole shareholder in directing the Relevant Activities of the Gencos is supported by the fact that the former executives and employees of KEPCO and the Gencos were mainly appointed as the CEO and standing directors of the Gencos and the former executives and employees of KEPCO were also appointed as non-standing directors of the Gencos. Details of the CEO, standing directors, and non-standing directors of the Gencos who are former executives and employees of KEPCO and the Gencos are described in the following responses.

In addition, it must be considered that the purpose of the change in the appointment procedures of standing and non-standing directors of the Gencos after the designation of the Gencos as market-oriented public enterprises under the AMPI was to improve transparency and fairness of such procedure and was not to undermine KEPCO’s power to control the Gencos, or strengthen the Government’s power over the Gencos. It added a review process of multiple candidates through an independent outside operating committees such as the Committee for Recommendation of Executive Officers (“CREO”) and the Public Agencies Operating Committee (“PAOC”). As a result, more autonomous and responsible management in the operations of public institutions was secured without affecting KEPCO’s control of the Gencos. Given that KEPCO’s approval of standing director candidates is a mandatory requirement, we believe KEPCO’s power to control the Gencos, as their sole shareholder, remains unaffected. Furthermore, there have been no instances in which the President and ministers of Korea refused the appointment of such CEO or the standing director of the Gencos who were approved by KEPCO at the general meeting of shareholders. Thus, KEPCO believes that such changes in appointment procedures under the AMPI do not contravene KEPCO’s power to control the Gencos.

Securities and Exchange Commission	5	December 13, 2016

As noted in our response above, the purpose of the Proposal is to promote operational efficiency and foster competition in the electric power industry among the Gencos and also among the independent power producers by emphasizing autonomous management of their traditional generation businesses such as the construction and operation of power plants and fuel purchases. However, the decision making process of the Relevant Activities, such as construction and operation of power plants and fuel purchases, was conducted by the board of directors of each Genco even before the Proposal was announced and the designation of the Gencos as market-oriented public enterprises. Therefore, we do not believe that the Proposal and promotion of autonomous management of the Gencos in their traditional generation businesses directly affected KEPCO’s control over the Gencos.

The followings are additional factors taken into consideration when analyzing KEPCO’s control over the Gencos.

(a) Given that KEPCO is the sole purchaser of the electricity produced by the Gencos and maintains monopolistic status in sales of electricity, we believe that KEPCO has significant market influence over the Gencos. Thus, such exclusive position of KEPCO indirectly supports the conclusion that KEPCO has power to control the Gencos.

(b) Pursuant to the Electricity Business Act, application of the adjusted coefficient in determining the price of electricity at which the Gencos sell electricity to KEPCO functions as a mean to distribute a portion of the Gencos’ profit to KEPCO, and, thus, adjust any imbalance in profits between KEPCO and the Gencos. For example, in 2013 under the cost-based pool system, when the system marginal price has risen due to the failure of operation of a nuclear power plant operated by Korea Hydro & Nuclear Power Co., Ltd (“KHNP”), which is one of the Gencos, that resulted in an abnormal increase in price of electricity at which the Gencos sell electricity to KEPCO, KHNP made payment of a portion of their profits to KEPCO, as a result of the adjusted coefficient system. Therefore, we believe that the adjusted coefficient system indirectly supports the conclusion that KEPCO has power to control the Gencos. Please refer to page 29 “Purchase of Electricity” of our Form 20-F for the fiscal year ended December 31, 2015 for further details on the adjusted coefficient system.

Securities and Exchange Commission	6	December 13, 2016

(c) We believe that the fact that KEPCO (i) establishes the agenda and leads the decision-making process at the meeting of the CEOs of KEPCO and the Gencos (“CEO Meeting”), (ii) holds the Committee of Investment Review on the major investments of the Gencos, and (iii) is directly involved in decision of the dividend paid by the Gencos all support the conclusion that KEPCO has power to control the Gencos.

3.	Please refer to your discussion of the selection and evaluation of the CEO (president) of each generation subsidiary. We note that the Korean government and its ministries and committees appoint the CEO of each generation subsidiary, enter into a management contract with such CEO, and evaluate the performance of such CEO. Your response appears to indicate that you do not believe the government power over this key management position of the generation subsidiary gives the government the ability to direct the most relevant activities of the subsidiary. When expressing this view, your response primarily focuses on your ability as a shareholder to approve the CEO at a general meeting of shareholders. Please tell us more about your rights as a shareholder as it relates to the CEOs of your generation subsidiaries. Specifically:

•	Please tell us whether you have ever not approved a CEO candidate that was appointed by the government, and if so, describe to us in detail how this situation was resolved. If you have always approved the CEO candidates appointed by the government, please tell us hypothetically what would happen if you did not approve a CEO candidate at the general shareholders’ meeting, whether and how the generation subsidiaries would operate without a CEO, how a new CEO would be selected, and whether there are any practical limitations to your ability to object to CEO candidates.

Response:

As the sole shareholder of the Gencos, KEPCO has the right to disapprove a CEO candidate of the Gencos at a general meeting of shareholders. Since the Gencos have been designated as a market-oriented public enterprise in 2011, there have not been any occasions that required KEPCO to exercise its right to disapprove the CEO candidate nominated through the CREO and the PAOC. KEPCO has never exercised such right because the career experience of the candidates recommended by the CREO and the PAOC satisfies KEPCO’s own eligibility standards for approving the CEO of the Gencos. In other words, such CEO candidates tend to be former executives and employees of either KEPCO or the Gencos and former government officials who have wide breadth of experience and knowledge of the electric power industry, and such career experience satisfies KEPCO’s eligibility standards for approving the CEO of the Gencos. Such career experience has acted as a prerequisite even before the Gencos were designated as a market-oriented public enterprise.

Securities and Exchange Commission	7	December 13, 2016

If KEPCO exercises its right to disapprove the appointment of the Genco’s CEO at a general meeting of shareholders of the Gencos, the CREO would recommend a new group of multiple candidates and then the PAOC would review and recommend these candidates.

If the appointment of the CEO of the Genco is delayed due to KEPCO’s disapproval, the existing CEO of the Genco will remain as the CEO until the new CEO is appointed. If the existing CEO has resigned for any other reason, a standing director will act as the CEO in the order determined by the articles of incorporation of the Genco.

KEPCO’s right to approve or disapprove the appointment of the CEO of the Genco at a general meeting of shareholders is guaranteed by Articles 382 and 389 of the Korean Commercial Code and Article 27 of the AMPI, and the exercise of such right may not be limited.

For your reference, below is the description of the career experiences of the current CEOs of the Gencos as of November 30, 2016:

Company	President & CEO	Position Held Since	Previous Positions
Korea South-East Power Co., Ltd. (“KOSEP”)	Chang, Jae-Won	November 17, 2016	- Executive Vice President and Chief Power Grid Officer of KEPCO - Vice President of Transmission & Substation Construction of KEPCO - Vice President of Incheon District Division of KEPCO

Korea Southern Power Co., Ltd. (“KOSPO”)	Yoon, Jong-Geun	January 26, 2016	- Non-standing Director of KOWEPO - Vice President of Management Department of KHNP - Vice President of Seoul District Division of KEPCO

Korea Western Power Co. (“KOWEPO”)	Jung, Ha-Hwnag	November 17, 2016	- Standing Director and Executive Vice President of Planning Division of KHNP - Vice President of Management Support Department of KHNP - Vice President of Corporate Planning Department of KEPCO

Korea Midland Power Co. (“KOMIPO”)	Chung, Chang-Kil	January 26, 2016

- Vice President of Management Support Division of KOMIPO

- Vice President of Power Generation Department of KOMIPO

- Head of Seoul Thermal Power Site Division of KOMIPO

- Human Resources Department of KEPCO

Korea East-West Power Co. (“EWP”)	Kim, Young-Jin	January 26, 2016	- Executive Director of Presidential Committee on Regional Development - Spokesperson of the Ministry of Strategy and Finance - Director General of Public Institution Reform Division

Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”)	Lee, Kwan-Sup	November 15, 2016

- First Vice Minister of the Ministry of Trade, Industry and Energy

- Head of the Office of Industrial Policy of the Ministry of Trade, Industry and Energy

- Head of the Office of Energy and Resources of the Ministry of Trade, Industry and Energy

Securities and Exchange Commission	8	December 13, 2016

The management agreement between the CEO of the Gencos and the minister of the MOTIE is finalized according to the following procedure:

•	The draft management agreement containing the Genco’s specific business goals that the CEO shall achieve during his or her term, the performance-based compensation of the CEO, etc. are prepared and approved by the board of directors of the Genco and is delivered to the CREO. In such cases, the existing CEO may not participate in the board of directors’ meeting for preparing such draft agreement.

•	The CREO negotiates the term and conditions of the management agreement with the CEO candidate and will notify the minister of the MOTIE of the negotiated terms of the management agreement. During negotiation, the CREO may partially modify the terms and conditions of the draft, if necessary.

•	The minister of the MOTIE will sign the negotiated management agreement with the CEO candidate. Prior to signing, the minister of the MOTIE may modify the terms and conditions of the draft based on further negotiation.

As it can be seen from the procedure stated above, the content of the management agreement is substantially decided by the board of directors of the Gencos and not by the Government. The purpose of the management agreement is not for the Government to direct the Gencos’ relevant activities, but for the board of directors of the Gencos to autonomously determine their business goals. The CEOs manage the Gencos to achieve these business goals and will subsequently be evaluated by an independent outside management evaluation team to enhance transparency and autonomy. The board of directors of the Genco prepares the management agreement and makes changes in the management agreement through negotiation with the CEO candidate for the purpose of establishing the Genco’s autonomous management system. Thus, we believe that the management agreement between the Government and CEOs of the Gencos is not intended to directly control or have the power to control the Relevant Activities of the Gencos nor deprive KEPCO’s right as the sole shareholder of the Gencos to control the Gencos.

Securities and Exchange Commission	9	December 13, 2016

In summary, the Government intended to improve transparency of the appointment process of directors of the Gencos through the AMPI and to establish autonomous and responsible management of the Gencos by management agreements. As KEPCO has the right to approve or disapprove the appointment and dismissal of the CEOs of the Gencos as its sole shareholder in accordance with the Korean Commercial Code and the AMPI, we believe KEPCO has the power to appoint and dismiss the key members of the management and as mentioned in Appendix B, B15 (b) of IFRS 10.

It should be noted that the criteria related to the eligibility of the CEO of the Gencos remained substantially unchanged before and after the designation of the Gencos as market-oriented public enterprises. The CEOs of the Gencos that have been appointed continue to be former executives and employees of KEPCO. We believe such fact supports KEPCO’s control of the Gencos based on Appendix B, B19 of IFRS 10, which states that “the investor has more than a passive interest in the investee and, in combination with other rights, may indicate power” if “the investee’s key management personnel who have the ability to direct the relevant activities are current or previous employees of the investor.”

•	Please tell us whether you have any ability under any circumstances to remove the generation subsidiary CEO subsequent to his initial appointment by the government and your initial approval following that appointment. As part of your response, please tell us whether you approve or re-approve the CEO each year or whether you only approve the CEO once at the time he is first appointed by the government.

Response:

The CEO of a Genco may be dismissed if the CEO fails or neglects to fulfill his or her obligations, responsibilities and duties that are stipulated in the Korean Commercial Code and the AMPI. Such dismissal is carried out according to the following process: request of dismissal by the board of directors of the Genco, the minister of the MOTIE or KEPCO, deliberation and resolution of the PAOC, which is an independent monitoring agency, consent of the President of Korea, and approval of KEPCO at the shareholders meeting of the Genco.

Under the AMPI, the term of office is guaranteed unless the CEO of the Gencos fails to satisfy the requirements described above. Thus, once appointment is approved by KEPCO at the initiation of the term, subsequent approval is not required during the term of the office.

Securities and Exchange Commission	10	December 13, 2016

•	We note your statement that you have practical power to control the six generation subsidiaries by establishing the agenda and leading the decision-making process at the meetings of the CEOs of KEPCO and the six generation subsidiaries. If you do not have the power to evaluate and compensate the CEOs of the generation subsidiaries and do not have the power to remove them after your initial approval of them, please elaborate on how you are able to exert influence and have “practical power” over the generation subsidiaries through these CEO meetings. It appears from your current response that if there were a difference between your strategies and decisions for the generation subsidiaries and the government’s strategies and decisions for these subsidiaries, the CEOs would be more incentivized to follow the government’s strategies and decisions for these subsidiaries, which could give the government power to direct the most relevant activities of the generation subsidiaries through control of the CEO position. As part of your response, tell us if there have ever been differences of opinion as to major business and strategic decisions impacting the generation subsidiaries between KEPCO’s CEO and the CEOs of the generation subsidiaries, and if so, how those differences were resolved. Further, tell us in what specific instances, if any, the generation subsidiary CEO is required to obtain approval directly from any affiliated government agency such as the Ministry of Trade, Industry and Energy or from the board of directors of the generation subsidiary with respect to the planning, budgeting, or general operation of the generation subsidiary.

Response:

As described above, we believe that the evaluation of the CEO by an independent outside management evaluation team is to promote transparency in the operation of public institutions and not to undermine KEPCO’s control of the Gencos as their sole shareholder. The CEO Meetings are led by KEPCO, which is the intermediate holding company, to discuss and propose management strategies relating to power generation, transmission, distribution and sales of electricity in accordance with the macro electric power industry plan set by the Government, which is the ultimate beneficial shareholder. KEPCO’s practical power over the Gencos is based on KEPCO’s right as the sole shareholder and the market position as the monopolistic distributor of electricity in Korea. As the Government does not closely monitor the business activities of the Gencos all the time, we believe KEPCO, as sole shareholder and sole purchaser of the electricity produced by the Gencos, practically has the initiative to influence the appointment, dismissal, etc. of the CEOs of the Gencos.

Securities and Exchange Commission	11	December 13, 2016

As an example, the followings are the main agendas of the most recent CEO Meeting held on September 23, 2016, discussing budgets, investments, sales and acquisitions of assets.

•	Profit forecast and plans to achieve the investment target relating to the new energy industry

•	Plan to expand the Gencos’ investments in 2016

•	Progress of sales/acquisitions of overseas assets due to functional adjustment

•	Comprehensive strategy relating to carbon management of the KEPCO Group

The issues discussed at the CEO Meetings are reflected in the overall management of the Gencos. For example, the issue related to the sales and acquisitions of overseas assets, which was one of the subjects of the CEO Meeting on September 23, 2016, was submitted to each board of directors of the Genco for approval subsequent to the CEO Meeting. Among the board of directors meetings of the Gencos relating to this issue, as an example, the followings were discussed and approved during the meeting of board of directors of Korea South-East Power Co., Ltd. (“KOSEP”) on November 10, 2016.

•	Resolution No. 27 Contract (draft) relating to the sale of Indonesian Bayan stock held by KEPCO to KOSEP in return for shares of KOSEP as a result of its capital increase

•	Resolution No. 28 Establishment of local subsidiary to acquire Australia Bylong stock held by KEPCO

•	Resolution No. 29 Plan of issuance of new shares relating to investment in kind

All of such resolutions were approved by KOSEP in accordance with the decision made at the CEO Meeting.

Considering that the Government is the largest shareholder of KEPCO, and KEPCO and the Gencos are participants in a heavily regulated industry, it is highly unlikely that KEPCO’s strategies and decisions will differ from those of the Government. As such, there have never been conflicting opinions between KEPCO and the Gencos in the past and it is common practice to coordinate through discussion among the Government, KEPCO and the Gencos.

In relation to planning, budgeting or general business operations of the Gencos, these activities are approved directly by the board of directors of the Gencos. Just as private power generation companies require certain licenses and permits due to the regulatory nature of the industry, the Gencos require certain licenses and permits from the Government such as permits for the construction of new power plants.

Securities and Exchange Commission	12	December 13, 2016

4.	Please refer to your discussion of the selection and approval of the standing and non-standing directors of each generation subsidiary. We note that the Korean government directly appoints the standing director who is a member of the audit committee and appears to influence, through its control of the CEO position, the appointment of other standing directors that are appointed by the CEO. Further, we note that the government appoints all non-standing directors of the generation subsidiaries. Your response appears to indicate that you do not believe the government power over the board of directors of each generation subsidiary gives the government the ability to direct the most relevant activities of the subsidiary. When expressing this view, your response primarily focuses on your ability as a shareholder to approve the standing directors at a general meeting of shareholders. Please tell us more about your rights as a shareholder as it relates to the board of directors of your generation subsidiaries. Specifically:

•	Please tell us whether you have ever not approved a standing director candidate that was appointed by the government, and if so, describe to us in detail how this situation was resolved. If you have always approved the standing director candidates appointed by the government, please tell us hypothetically what would happen if you did not approve a standing director candidate at the general shareholders’ meeting, whether and how the generation subsidiaries would operate without standing directors, how new standing directors would be selected, and whether there are any practical limitations to your ability to object to standing director candidates.

Response:

After the designation of the Gencos as a market-oriented public enterprise, there has been no occasion that required KEPCO to exercise its right to disapprove the candidate of standing director of the Gencos recommended by the CREO. This is because various discussions are held during the recommendation process of the CREO and the most qualified candidate among those who were executives and employees of KEPCO and the Gencos is recommended and decided at a general shareholders’ meeting of the Gencos. The eligibility standards for candidates such as relevant experience and knowledge of the industry have been applied consistently before and after the Gencos were designated as a market-oriented public enterprise.

Securities and Exchange Commission	13	December 13, 2016

If KEPCO exercises its right to disapprove the candidate which, as stated above, has never occurred, the CREO would recommend new candidates. The existing standing director will remain as standing director until a new standing director is elected and if the existing standing director has resigned prior to the appointment of a new standing director, an acting standing director will perform such role.

KEPCO’s right to approve or disapprove the appointment of the standing director at a general meeting of shareholders of the Gencos is guaranteed by Articles 382 and 389 of the Korean Commercial Code and Article 27 of the AMPI, and the exercise of such right may not be limited.

Standing directors of the Gencos, except the CEO and the standing director which is a member of the audit committee, are appointed by the CEOs of the Gencos after the approval by KEPCO at the general meeting of shareholders upon the recommendation of the CREO. As described in the table below, former executives and employees of KEPCO and the Gencos have been appointed as such standing directors even after the designation of the Gencos as a market-oriented public enterprise. For your reference, below is the description of the career experiences of the standing directors of the Gencos (excluding CEOs and standing directors who are members of the audit committee) as of November 30, 2016:

Company	Standing Director	Title	Position Held Since	Previous Positions
Korea South-East Power Co., Ltd. (“KOSEP”)	Son, Kwang- Sik	Standing Director and Executive Vice President of Planning and Management Support Division	May 9, 2016	- Vice President of Administration Department of KOSEP - Vice President of Yeongheung Thermal Power Site Division of KOSEP - Preparation Department for Establishing KOSEP of KEPCO

	Kim, Hag-Hyeon	Standing Director and Executive Vice President of Power Generation and Construction	May 9, 2016	- Vice President of Samcheonpo Division of KOSEP - Vice President of Power Plant Construction Department of KOSEP - Construction Department for KOSEP of KEPCO

Korea Southern Power Co., Ltd. (“KOSPO”)	Lee, Jong-Sik	Standing Director and Executive Vice President of Planning and Management Division	March 20, 2014	- Vice President of Planning Department of KOSPO - Vice President of Management Department of KOSPO - Head of Audit & Inspection Office of KOSPO - Generation Department for EWP of KEPCO

	Lee, Geun Tag	Standing Director and Executive Vice President of Technology Division	January 5, 2015

- Vice President of Hadong Thermal Power Site Division of KOSPO

- Vice President of Power Generation Department of KOSPO

- Head of the Office of Future Growth Engine of KOSPO

- Generation Department for KOSPO of KEPCO

Securities and Exchange Commission	14	December 13, 2016

Company	Standing Director	Title	Position Held Since	Previous Positions
Korea Western Power Co. (“KOWEPO”)	Jeong, Yung- Chul	Standing Director and Executive Vice President of Planning & Administration Division	March 20, 2014	- Vice President of Procurement Department of KOWEPO - Vice President of Group Management Support Department of KOWEPO

	Kim, Dong- Sub	Standing Director and Executive Vice President of Engineering Division	March 20, 2014	- Vice President of Power Generation Department of KOWEPO - Head of Taean Thermal Power Complex Division of KOWEPO

Korea Midland Power Co. (“KOMIPO”)	Jang, Seong- Ik	Standing Director and Executive Vice President of Planning & Administration Division	May 12, 2016	- Head of Procurement and Cooperation Group of Seoul Thermal Power Site Division of KOMIPO - Preparation Department for Establishing KOMIPO of KEPCO

	Kwak, Byung-Sool	Standing Director and Executive Vice President of Power Generation & Safety Division	May 12, 2016	- Vice President of Boryeong Thermal Power Site Division of KOMIPO - Preparation Department for Establishing KOMIPO of KEPCO

Korea East-West Power Co. (“EWP”)	Park, Hee-Sung	Standing Director and Head of Strategy & Management Group	May 4, 2016	- Vice President of New Dangjin Power Construction complex of EWP - Vice President of Cooperate Partnership & Procurement Division of EWP - Human Resources Department of KEPCO

	Kook, Jung- Yang	Standing Director and Head of Engineering & Safety Group	May 4, 2016	- Head of Business Developing Group of EWP - Head of Dangjin Coal-fired Power Complex of EWP - East-West Generation Division of KEPCO

Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”)	Kim, Bum- Nyun	Standing Director and Chief Operating Officer (COO) and Executive Vice President of Power Generation Division	August 11, 2014

- Executive Vice President of Plant Engineering Division of KHNP

- Head of Nuclear Power Plant II, Hanul Nuclear Power Site of KHNP

- Head of Engineering & Technical Center, Central Research Institute of KHNP

KEPCO Research Institute

	Jun, Young- Taik	Standing Director and Executive Vice President of Planning Division	February 13, 2016

- Executive Vice President of Green Energy Division of KHNP

- Vice President of Planning & Administration Division of Korea Power Exchange

- Deputy Director General of the Ministry of Trade, Industry and Energy

Securities and Exchange Commission	15	December 13, 2016

Company	Standing Director	Title	Position Held Since	Previous Positions
	Lee, Young- il	Standing Director and Executive Vice President of Project Division	October 30, 2016	- Vice President of Corporate Planning Department of KHNP - Vice President of Kori Nuclear Power Site of KHNP - Vice President of Nuclear Policy Department of KHNP

	Yoon, Cheong-Ro	Executive Vice President of Quality & Safety Division	October 31, 2015	- Vice President of Wolsong Nuclear Power Site of KHNP - Head of Nuclear Power Plant III, Hanul Nuclear Power Site of KHNP - Overseas Nuclear Project Development Department of KEPCO

It should be noted that the criteria related to the eligibility of the standing directors of the Gencos remained substantially unchanged before and after the designation of the Gencos as market-oriented public enterprises. The standing directors of the Gencos that have been appointed continue to be former executives and employees of KEPCO and the Gencos. We believe such fact supports KEPCO’s control of the Gencos based on Appendix B, B19 of IFRS 10, which states that “the investor has more than a passive interest in the investee and, in combination with other rights, may indicate power” if “the investee’s key management personnel who have the ability to direct the relevant activities are current or previous employees of the investor.”

•	Please tell us how you considered whether your apparent lack of control over the board of directors of each generation subsidiary results in the government having the power to direct the most relevant activities of each generation subsidiary through its control of the board of directors. Specifically, it appears from your response that the majority of each board of directors must be comprised of non-standing directors, and it appears from your response that you have little influence over the selection and approval of these non-standing directors. As part of your response, please tell us in detail which of the most relevant activities that you identified in response to comment 2 above require approval by the board of directors of the generation subsidiary, including through the budgeting and planning process. Also tell us whether the board of directors of a generation subsidiary has ever not approved a decision that you directed the CEO of the generation subsidiary to take and how this disagreement between KEPCO and the generation subsidiary was resolved.

Securities and Exchange Commission	16	December 13, 2016

Response:

As described above, KEPCO practically controls the Gencos and the Government does not submit agendas for the board of directors meetings, instruct the approval of such agenda nor directly instruct standing and non-standing directors of the Gencos.

Non-standing directors of the Gencos participate in the decision making process of the board of directors and monitor the performance of the CEO and standing directors. Generally, a person who is not a former executive and employee of KEPCO and the Gencos is usually appointed as a non-standing director of a Genco, but, in practice, one or two persons who are a former executive and employee of KEPCO and the Gencos have been appointed as a non-standing director. Below is the description of the career experiences of the non-standing directors of the Gencos as of November 30, 2016:

Company	Non-standing Director	Position Held Since	Previous Positions
Korea South-East Power Co., Ltd. (“KOSEP”)	Park, Jung-Keun	February 24, 2014	- Executive Vice President of Overseas Operation of KEPCO - Head of Overseas Project Strategy Team of KEPCO

Korea Southern Power Co., Ltd. (“KOSPO”)	An, Wang-Seon	September 17, 2014

- Standing Director and Member of the Audit Committee of KEPCO

- Assistant Prosecutor General of Busan District Public Prosecutors’ Office

- Prosecutor General of Seoul District Public Prosecutors’ Office

Korea Western Power Co., Ltd. (“KOWEPO”)	Kim, Byung-Sook	February 14, 2014	- President & CEO of Ulleung Enerpia - Executive Vice President and Chief Technology Officer of KEPCO

Korea Midland Power Co., Ltd. (“KOMIPO”)	Park, Kyu-Ho	February 14, 2014	- Executive Vice President of Domestic Operations of KEPCO - Executive Vice President and Chief Financial Officer of KEPCO

Korea East-West Power Co., Ltd. (“EWP”)	Baek, Seung-Jung	February 14, 2014	- Executive Vice President and Chief Financial Officer of KEPCO - Vice President of Management Support Division

Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”)	Park, Kyu-Ho	February 14, 2014	- Executive Vice President of Domestic Operations of KEPCO - Executive Vice President and Chief Financial Officer of KEPCO
	Cho, Seong-Hee	October 17, 2014	- Director of Research Institution of Development of Energy Resources Business - Advisor for Seoul Branch of LANS Corporation - Vice President of Daejeon-Chungnam District Division of KEPCO

Securities and Exchange Commission	17	December 13, 2016

All of the Relevant Activities, except for matters relating to ordinary course operations, require approval of the board of directors of the Gencos. For example, an approval of the board of directors is not always required for activities such as production and sale of electric power, regular maintenance of power plants and purchase of power generation fuels. However, approval of the board of directors is required in case of new investment such as construction of new power plants and entering into a financing contract. Domestic and overseas new investment projects such as a construction of new power plants are reviewed by the Committee of Investment Review and approved by the board of directors of the Gencos while considering the Seventh Basic Plan relating to the future supply and demand of electricity (“Seventh Basic Plan”).

Neither KEPCO nor the Government instructs the CEOs of the Gencos to approve a specific agenda. However, given KEPCO’s status as the exclusive distributor of electricity in Korea, the largest public institution that implements the electricity supply and demand plan proposed by the Government, and the sole shareholder of the Gencos, it is practically difficult for the board of directors of a Genco to approve a matter that KEPCO disagrees with and, as a result, this has never happened to date.

In addition to the factors described above, we believe the following also support the fact that KEPCO controls the Gencos:

(a) KEPCO has been operating the Affiliated Company Management Team, which is a separate team established for the purpose of supporting and coordinating the management of the Gencos. Activities of the Affiliated Company Management Team include preparation of the CEO Meetings, deliberation on major issues to be discussed at CEO Meetings, convening a general meeting of shareholders of the Gencos and coordination on the decision making process for the general meeting of shareholders of the Gencos.

Securities and Exchange Commission	18	December 13, 2016

(b) KEPCO has been operating the Committee of Investment Review to review domestic and overseas investment projects which are the matters also reviewed by the board of directors of the Gencos. The CEO of KEPCO appoints the chairman of the Committee of Investment Review for each project among the heads of departments of KEPCO and also appoints the members of the Committee of Investment Review. Each Genco must submit a business plan to KEPCO two weeks prior to the meeting of the board of directors of the Genco for domestic and overseas investment projects which are not reflected in the Seventh Basic Plan. Thus, in accordance with such practice, the Gencos have internal regulations requiring that the related project managers of the Gencos to participate in the Committee of Investment Review and that the project be reviewed by the Committee of Investment Review before the new investment project is submitted to the board of directors of the Gencos. For example, below is description of the cases that were discussed by the Committee of Investment Review most recently:

Company	Deliberation of Project	Chairman of the Committee	Areas of Main Deliberations
Korea Midland Power Co., Ltd. (“KOMIPO”)	Investment in the 2nd electric power generation (1,000 MW) Coal thermal power in Cirebon, Indonesia	Head of Overseas Project Development Division of KEPCO	Law / Government guarantee / Financing / PPA contract / Construction of transmission line / Feasibility of economy and technology

Korea Southern Power Co., Ltd. (“KOSPO”)	Investment in wind power business in Jordan Tafilah	Head of Planning & Coordination Division of KEPCO	Business feasibility / Economy feasibility / Business expenses / Business operation risk

Korea South-East Power Co., Ltd. (“KOSEP”)	Equity acquisition and financing plan of Tamra Offshore Wind Power Co., Ltd (30 MW)	Head of Planning & Coordination Division of KEPCO	Business feasibility / Law / Technology feasibility / Consultation and civil complaints risk / Profitability

5.	Please expand upon your analysis of the “link between power and returns” using the guidance within paragraphs B58–B72 of IFRS 10 to support your conclusion that you have control over the generation subsidiaries. In this regard, summarize for us how you analyzed each of the subsections of this topic, as applicable, such as delegated power, the scope of the decision-making authority, rights held by other parties, remuneration, and exposure to variability of returns from other interests.

Response:

As described in our previous responses, regarding the “link between power and returns” analysis, we believe that the governance relationship among the Government, KEPCO and the Gencos is similar to the relationship among an ultimate beneficial shareholder, intermediate holding company and operating company, and is not a relationship among principal, agent and investee as stated in the guidance within paragraphs B58-B72 of IFRS 10.

Securities and Exchange Commission	19	December 13, 2016

KEPCO is not entrusted with the decision-making authority of the Government. As the sole shareholder of the Gencos, KEPCO exercises all rights as a shareholder guaranteed under Korean law including the Commercial Code.

We believe KEPCO is not an agent but rather similar to an intermediate holding company. If the role of an intermediate company, such as KEPCO, is considered an agent of the ultimate beneficial shareholder, such as the Government, then it would be impossible to establish an ultimate beneficial shareholder-intermediate holding company-operating company relationship and will eventually come to the illogical conclusion that only the ultimate beneficial shareholder has the power to control the operating company.

Other subsections of this topic are analyzed below.

The scope of the decision-making authority, rights held by other parties

As the regulator, the Government is involved in the electric power industry, including KEPCO and the Gencos, through regulations related to electricity business. The Government also promotes transparency in the appointment process of executives of public institutions, including the Gencos, through the AMPI.

Despite the Government’s such role in the electric power industry, KEPCO possesses any and all rights as a shareholder guaranteed by the Commercial Code as well as control over the Gencos. As long as KEPCO is a shareholder of the Gencos, the Government cannot restrict KEPCO’s rights as a shareholder, because such rights exist independent of the Government. Such rights are based on the fact that KEPCO is the sole shareholder of the Gencos. In other words, the Government’s involvement in the appointment and dismissal process of the CEOs and directors of the Gencos is not because the Government is a separate party and KEPCO is its agent. Rather, such involvement is due to the fact that the Government controls KEPCO as its majority shareholder and the nature of the heavily regulated industry.

Remuneration and exposure to variability of returns from other interests

As the sole shareholder of the Gencos, KEPCO has the right to all dividends of the Gencos and the decline in the value of the Gencos is directly related to the decline in the stock value of KEPCO. As a result, the expected profits from the activities of the Gencos as an investee directly affect the remuneration and exposure to variability of returns for KEPCO. Thus, KEPCO believes that KEPCO acts as a principal and not as an agent.

Securities and Exchange Commission	20	December 13, 2016

Form 6-K for the Month of September 2016

Index to Financial Statements

Independent Auditors’ Review Report, page 1

6.	We note your response to comment 3. Given that your auditors’ review report describes the uncertainty and changes in estimates associated with your accounting for revenue from construction contracts and your use of the percentage-of-completion method to recognize contract revenue and related costs, please tell us whether you intend to add a critical accounting policy related to this matter in your next Form 20-F. If not, please tell us in detail how you determined such a critical accounting policy was not appropriate.

Response:

We intend to add a critical accounting policy relating to the uncertainty and changes in estimates associated with our accounting for revenue from construction contracts and our use of the percentage-of-completion method to recognize contract revenue and related costs in our next Form 20-F.

For your reference, please note that such accounting policy is currently described as a significant accounting policy on page F-21 of our Form 20-F “(8) Construction services revenue” for the fiscal year ended December 31, 2015. In addition to such description, we will also add a description of such accounting policy under “Use of estimates and judgements” in the section “Basis of Preparation” of the notes to the consolidated financial statements in our next Form 20-F.

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In connection with the above comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission	21	December 13, 2016

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact myself at 82-61-345-4261 or our external counsel, Jin Hyuk Park of Simpson Thacher & Bartlett (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger.

Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Hyun, Sang-Kwon
Name:	Hyun, Sang-Kwon
Title:	Executive Vice President and Chief Financial Officer